SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

Q4’22 Earnings Results

I. Performance in Q4 2022 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q4 21	Q3 22	Q4 22	QoQ	YoY
Quarterly Results
Revenues	8,807	6,771	7,302	8%	-17%
Operating Income	476	-759	-876	N/A	N/A
Income before Tax	236	-1,099	-1,860	N/A	N/A
Net Income	180	-774	-2,094	N/A	N/A

II. IR Event of Q4 2022 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q4’22 Earnings Results of LG Display

4. Date & Time:	10:00AM on January 27, 2023 (KST)

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

6. Contact Information

1)	Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Seunghyun Lee, IR Manager, IR Team (82-2-3777-1010)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i. Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

ii. Please note that the financial data included are prepared on a consolidated IFRS basis.

iii. Financial data for Q4’22 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports Fourth Quarter 2022 Results

SEOUL, Korea (Jan. 27, 2023) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2022.

•	Revenues in the fourth quarter of 2022 increased by 8% to KRW 7,302 billion from KRW 6,771 in the third quarter of 2022 and decreased by 17% from KRW 8,807 in the fourth quarter of 2021.

•

Operating loss in the fourth quarter of 2022 recorded KRW 876 billion. This compares with the operating loss of KRW 759 billion in the third quarter of 2022 and with the operating profit of KRW 476 billion in the fourth quarter of 2021.

•	EBITDA in the fourth quarter of 2022 was KRW 209 billion, compared with EBITDA of KRW 391 billion in the third quarter of 2022 and with EBITDA of KRW 1,645 billion in the fourth quarter of 2021.

•

Net loss in the fourth quarter of 2022 was KRW 2,094 billion, compared with the net loss of KRW 774 billion in the third quarter of 2022 and with the net income of KRW 180 billion in the fourth quarter of 2021.

LG Display registered KRW 7.302 trillion in revenues and KRW 876 billion in operating loss in the fourth quarter of 2022.

LG Display saw a decrease in panel shipments in the fourth quarter due to worsening macroeconomic conditions, as set makers’ inventory adjustments further impacted demand in the high-end product sector which had been solid.

The company recorded a quarter-on-quarter increase in revenues by 8% thanks to increased panel shipments for mobile devices, while reporting an operating loss due to a continuous decline in mid-sized panel prices and a high-intensity action plan of utilization adjustment to decrease inventory.

Panels for TVs accounted for 25% of revenues in the fourth quarter, while panels for IT devices including monitors, laptops and tablet PCs accounted for 34%, panels for mobile and other devices accounted for 34%, and those for automobiles accounted for 7%.

LG Display will make all-out efforts to improve the financial structure by strengthening its operations focusing on market-to-order business in response to market volatility and economic uncertainty.

With respect to the market-to-order business which now accounts for 30% of its revenue, LG Display will expand its share in revenue by over 40% in 2023 and 50% in 2024 to establish a stable profit structure resilient to market conditions. In addition, the company will further strengthen its position in the automotive display sector and continue to lead the mid-sized OLED market including tablet PCs, as the rise in smartphone panel shipments in the second half of 2023 is expected to add positive fuel to its efforts to enhance its market-to-order business.

For its supply and demand-based business, the company will focus more on high value-added areas to establish a reasonable operating system in response to market volatility.

After the company’s decision to end its LCD TV panel production in Korea, LG Display’s large-sized OLED business was evaluated by an external institution and divided into separate cash-generating unit in accordance with related accounting standards and objective procedures. The company’s large-sized OLED business was reflected KRW 1,331 billion as asset impairment loss after calculated by an external institution, causing the net loss to expand. Considering it occurred only in the financial statement without actually affecting business operations, it is in turn expected to remove possible uncertainties in the company’s businesses in the future.

For its large-sized OLED business, LG Display will further strengthen its profit structure by improving competitiveness in products and costs while concentrating continuously on qualitative growth. In addition, the company will make efforts to enhance its market position by further improving its fundamental competitiveness with its OLED technology, as well as expanding its market-creating business with high growth potential such as Transparent and Gaming OLED panels.

LG Display will also secure financial soundness by minimizing its investment such as investing only in essential and market-to-order businesses, while maintaining its inventory at the minimum level and flexibly adjusting production accordingly.

“Our preemptive move to reduce the company’s inventory in the fourth quarter is expected to improve our performance down the road, and the quarterly result is also expected to improve as we continue to intensely reduce our costs,” said Sung-hyun Kim, CFO and Senior Vice President at LG Display.

Kim added, “We will continue to improve our financial soundness while enhancing our business structure. Regarding our supply and demand business, we will focus more on high value-added areas to establish reasonable operating system in response to market volatility. Through structural innovation centered on the market-to-order business and expansion of market-creating business, we will establish stable profit structure and strengthen our future business portfolio.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 27, 2023 starting at 10:00 AM Korea Standard Time (KST) to announce the fourth quarter of 2022 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2022Q4_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 70,707 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Jean Lee, Team Leader, Global PR Team

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 27, 2023	By:	/s/ Suk Heo
(Signature)

	Name:	Suk Heo
	Title:	Director / Head of IR Division